

April 7, 2011

Mr. Sydney A. Harland
President and Chief Executive Officer
Global Earth Energy, Inc.
1213 Culberth Drive
Wilmington, NC 28405

      RE: **Global Earth Energy, Inc.**
                Form 10-K and Form 10-K/A for Fiscal Year Ended August 31, 2010
                Filed December 15, 2010 and January 18, 2011, respectively
                File No. 0-31343

Dear Mr. Harland:

We have reviewed your response letter dated March 25, 2011 and your amended Form 10-K and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 11

      1. We have reviewed your response to prior comment 1. In future filings, please ensure that your disclosures in Item 1, and throughout your filings, accurately reflect your business and/or intended business.

Item 9A(T). Controls and Procedures, page 22

      2. We have reviewed your response to prior comment 2 and Amendment no. 2 to your Form 10-K. We reissue our prior comment in its entirety. Your revised disclosures are not consistent with Management's Report on Internal Control Over Financial Reporting. In this regard, please be advised that *disclosure controls and procedures* and *internal control over financial reporting* are not equivalent terms. Please amend

your filing to include all disclosures required by Items 307 and 308 of Regulation S-K.

Note H. Discontinued Operations, page F-13

3. Your response to prior comment 16 indicates that the return of 55 million shares will be accounted for prospectively in future financial statements. Please tell us specifically what effect this will have on your financial statements and how you determined that such accounting treatment is appropriate. In addition, tell us how you determined that you effectively lost control over 688239 B.C. as of the balance sheet date, rather than as of the date of the rescission. Refer to ASC 855-10-25.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney at (202) 551-3758 with any other questions.

Sincerely,

Jonathan Wiggins
Staff Accountant